SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

____________________________________________
                                             :       CERTIFICATE
         In the Matter of                    :           OF
                                             :       NOTIFICATION
     DOMINION RESOURCES, INC.                :          NO. 9
       Richmond, Virginia                    :
                                             :
       File Nos. 70-9517                     :      TRANSACTIONS
                 70-9555                     :      DURING PERIOD
                 70-9679                     :
                                             :
(Public Utility Holding Company Act of 1935) :     January 1, 2002
                                             :         through
                                             :      March 31, 2002
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

     Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

     By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

     By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

     By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

     By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's
EWG investment limit was approved (the "December 28, 2001
Order").

     This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order and the December 28, 2001 Order during the first quarter of 2002 with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power").


     Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I.  EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is one hundred percent of consolidated retained earnings plus $4,500 million. At March 31, 2002, Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $1,811.0, million and "consolidated retained earnings" (as defined in Rule 53(a)under PUHCA) was approximately $1,060.5 million. Accordingly, at March 31, 2002, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $3,749.5 million.

B.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

C. At March 31, 2002, Dominion's consolidated capitalization ratio was: debt 59.4%, common equity 34.7%, and preferred securities of subsidiaries of 5.9%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At March 31, 2002, the market-to-book ratio of Dominion's common stock was 2.04 to 1.

E. In the first quarter of 2002, Dominion invested or committed to invest in EWG's or FUCO's that count against the Modified Rule
53 Test. See such investments indicated by "new" in Exhibit A filed in paper format.

F.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the first quarter.

G.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO
Projects for the three months ending March 31, 2002.

II.   FINANCING BY DOMINION

     A. Sale of Dominion Common Stock

        1. Sales to Plans

     Dominion issued and sold the following shares of its common stock during the reporting period.

                                    Number of      Dollar Values
                                    Shares        (Thousands)
                                   ____________    _____________

Dominion Direct Investment
  Plan                              530,210         $32,382
Employee Savings Plan               280,236          17,353

2. Public Offerings


     On March 18, 2002, Dominion sold 10,340,000 shares of its common stock (including 940,000 shares purchased by the underwriters pursuant to a 30-day option exercised to cover over-allotments). Salomon Smith Barney purchased the shares for a price of $59.80 per share. The reported last sale price of the common stock on the New York Stock
Exchange on March 13, 2002 was $60.60 per share. The net proceeds to Dominion from the sale of the shares of common stock were $618,332,000.

     The sale of the common stock occurred pursuant to Dominion's shelf Registration Statement No.333-55904. The registration statement and the Rule 424(b) prospectus, filed with the Commission on March 2, 2001, are hereby incorporated by reference.

     The net proceeds from the sale of the common stock were used for general corporate purposes, including the repayment of debt and equity contributions to subsidiaries. The debt may include a portion of short-term debt, including commercial paper.


     B. Short Term Debt

     During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on March 31, 2002 were as follows:

                              Maximum          Principal Amount
                              Outstanding       as of 3/31/02
                              (thousands)        (thousands)
                              ___________        ________________

Dominion                       $647,580            $296,155
Virginia Power                  511,100             245,072

     On May 31, 2001, Dominion, Virginia Power and CNG entered into a 364 day credit facility agreement with a consortium of 22 banks. The credit agreement allows aggregate borrowings by Dominion, Virginia Power and CNG up to $1.75 billion. No borrowings were made under the credit agreements during the quarter.

     Upon expiration of the 2001 credit facility, Dominion, Virginia Power and CNG will enter into a new credit facility which is expected to close on May 30, 2002. It will be comprised of a $1.25 billion 364 day facility and a $750 million multi-year facility. This credit agreement allows aggregate borrowings by Dominion, Virginia Power and CNG of up to $2.0 billion.

     C. Long-Term Debt

     On January 22, 2002, Dominion issued $250,000,000 principal amount of 3.875% Medium Term Notes, Series A-02 due
2004 ("Notes") in a public offering.  Morgan Stanley Dean
Witter acted as agent. The net proceeds to DRI after the agent's discount or commission of $540,000 was $249,460,000. The Notes have a stated maturity date of January 15, 2004.

     The Notes were offered and sold to the public pursuant to a pricing supplement dated January 14, 2002 and a prospectus supplement dated May 25, 2001, to Dominion's shelf registration statement at File No. 333-55904. The registration statement, the base Rule 424(b) prospectus (both filed with the Commission on March 2, 2001), the prospectus supplement and the pricing supplement are hereby incorporated by reference.

     The net proceeds were used to meet a portion of general capital requirements or the refinancing of other outstanding debt.

     On March 20, 2002, Dominion sold 6,600,000 shares of
Dividend Enhanced Common Stock ("DECS") (including 600,000 DECS purchased by the underwriters pursuant to a 30-day option exercised to cover over-allotments) under the following terms and conditions.

                            Per Corporate DEC         Total Amount
                             ----------------         ------------
     Price to the public         $50.00               $330,000,000
     Underwriting Discount         1.50                  9,900,000
     Proceeds to Dominion         48.50                320,100,000

     Each DECS is a unit consisting of a stock purchase contract ("Contract") and a senior note ("Note") issued by Dominion. The Contract will obligate the holder to purchase from Dominion, no later than May 15, 2006 for a price of $50, the following number of common shares of Dominion ("Shares"):

     - if the average closing price of the Shares over the 20-trading day period ending May 10, 2006, equals or exceeds $81.33, 0.6148 Shares;

     - if the average closing price over the period is less than $81.33 but greater than $59.80, a number of Shares equal to $50 divided by the average closing price;

     - if the average closing price over the period is less than or equal to $59.80, 0.8361 Shares.

         Each Note has a principal amount of $50, and has been pledged by the holder to secure the obligation to purchase the Shares under the Contract. Interest payments at the combined rate of 8.75% per year will be made quarterly on the Contracts and Notes.

         The Underwriter was Salomon Smith Barney. The sale occurred pursuant to Dominion's shelf Registration No. 333-55904. The registration statement and the Rule 424(b) prospectus, filed with the Commission on March 2, 2001, are hereby incorporated by reference.

         The net proceeds from the sale of DECS were used for general corporate purposes, including the repayment of debt and equity contributions to subsidiaries. The debt may include a portion of short-term debt, including commercial paper.

     D.  Interest Rate Swaps

         None.

III.  EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT
SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR
SUBSIDIARIES

     A. Equity Investments

         On March 29, 2002 Dominion made a capital contribution of $200,000,000 to Consolidated Natural Gas.

     B. Guaranties and Other Credit Support

         Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guaranties as of March 31, 2002 is approximately $3.8 billion, and the subsidiaries' debt subject to such guaranties totaled $753 million. The guaranties expire at various dates.

    C.  Short Term Debt

         In March 2002, Dominion advanced $496 million, net of repayments of $41 million, to CNG pursuant to a zero percent, short-term demand note ("Demand Note"); Dominion subsequently converted $200 million of the amounts borrowed by CNG to a capital contribution. At March 31, 2002, the net outstanding borrowings under the Demand Note totaled $296 million.

    IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

     On January 30, 2002, Virginia Power issued $650,000,000 aggregate principal amount of 5.375% Senior Notes (Series 2002A) ("Notes"), in a public offering through Credit Suisse First Boston, JP Morgan, Mizuho International plc, SunTrust Robinson Humphrey, and Tokyo-Mitsubishi International plc, as agents.

     The Senior Notes were sold under the following terms and
conditions:
                                  Per Senior Note       Total Amount
                                  ---------------       ------------
     Price to the Public             99.559%            $647,133,500
     Underwriting discount              .60%               3,900,000
     Proceeds to Virginia Power      98.959%             643,233,500

     The sale occurred pursuant to Virginia Power's shelf
Registration Statement No. 333-28510. The registration statement and the Rule 424(b) prospectus, filed with the Commission on June
2, 2000, are hereby incorporated by reference.

     Credit Suisse First Boston ("CSFB") purchased approximately $116.8 million aggregate principal amount of Virginia Power's 1997 Series A 6.75% First and Refunding Mortgage Bonds ("Bonds")that were called for redemption on February 8, 2002. Virginia Power exchanged the Bonds held by CSFB for a portion of the Notes. The Bonds received from CSFB were retired. The remaining net proceeds of the offering after the exchange were used to redeem the remaining $82.7 million aggregate principal amount of the Bonds, for general corporate purposes, and to repay other debt which may include commercial paper.

V.  RULE 52 TRANSACTIONS BY DOMINION CANADA FINANCE COMPANY

     None.

VI. RESTRUCTURING OF NONUTILITY INTERESTS

     From time to time Dominion Exploration & Production, Inc. ("DEPI") may enter into a standard form of farm-out agreement with Dominion Transmission, Inc. ("DTI") with respect to leases owned by DTI. DEPI pursuant to the agreements would acquire the right to drill wells on lands covered by leases owned by DTI. DTI, to the extent DEPI has completed wells under the agreement, is obligated to assign to DEPI the rights to the wells and associated leases following request by DEPI. To the extent such lease interests may be considered an interest in a business, the assignment of the leases from DTI to DEPI would be a restructuring of nonutility interests within the Dominion system pursuant to the Restructuring Order.

     As part of the approved program of simplification of non-utility business holdings, during the first quarter of 2002, DTI assigned to DEPI certain of its interests in 262 oil and gas wells. The effect of these assignments is to simplify accounting for the assets where overlapping interests had previously been held by the parties.

VII. EXHIBITS

   A. Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

   B. Joint Form U-6B-2 for Dominion Energy, Inc., Dominion Resources Services, Inc., Dominion Capital, Inc., Dominion Telecom Services, Inc., Dominion Cogen WV, Inc., Kincaid Generation, LLC, Dominion Nuclear, Inc., Dominion Energy Services Company, Inc., Dominion Reserves, Inc., Dominion Energy Direct Sales, Inc., Dominion Metering Services, Inc. and Dominion Alliance Holding, Inc. for Rule 52 transactions reported in Dominion's Form U-9C-3 for the quarter.

   C.  Form U-6B-2 for Virginia Power sale of Series 2002A 5.375%
Senior Notes due 2007.


                                SIGNATURE

     The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



                                 DOMINION RESOURCES, INC.



                                 ________________________
                                 By  James F. Stutts
                                     Its Attorney


Dated May 30, 2002



                                                        EXHIBIT B

                   SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.

                              FORM U-6B-2

                      Certificate of Notification

                               Filed By

                     Dominion Energy, Inc. ("DEI")
               Dominion Resources Services, Inc. ("DRS")
                    Dominion Capital, Inc. ("DCI")
                Dominion Alliance Holding, Inc. ("DAH")
               Dominion Metering Services, Inc. ("DMS")
               Dominion Telecom Services, Inc. ("DTSI")
              Dominion Energy Direct Sales, Inc. ("DEDS")
                   Dominion Cogen WV, Inc. ("Cogen")
                  Kincaid Generation, LLC ("Kincaid")
                     Dominion Nuclear, Inc. ("DNI")
           Dominion Energy Services Company, Inc. ("DESCO")
                    Dominion Reserves, Inc. ("DRV")



This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Evidence of indebtedness for Advances ("Advances").

2.  Issue, renewal or guaranty:

    Issue by book entry.

3.  Principal amount of each security:

    Funds are borrowed and/or repaid daily as cash needs indicate.

4.  Rate of interest per annum of each security:

    The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.

5.  Date of issue, renewal or guaranty of security:

    Borrowings are made on a daily basis and reported at the end of the quarter.

6.  If renewal of security, give date of original issue:

    Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.  Date of maturity of each security:

    Open account.

8. Name of the person to whom each security was issued, renewed or guaranteed:

    See Schedule 1.

9.  Collateral given with each security, if any:

    None.

10. Consideration received for each security:

    None, other than interest accrued.

11. Application of proceeds of each security:

    To provide working capital.

12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.



                               Schedule 1
                         Inter-Company Advances

                                                     Outstanding
                                                     Borrowings
                                                     Quarter End
Borrower          Lender                             3/31/2002
--------          ------                             -------------
                                                     (thousands)

DEI               Dominion Resources, Inc ("DRI")     (489,774)
DRS               DRI                                  (39,570)
DCI               DRI                                 (131,209)
DAH               DRI                                   (6,159)
DMS               DRI                                     (525)
DTSI              DRI                                        0
DEDS              DEI                                  (30,575)
DEI               DNI                                   (2,050)
DRV               DEI                                 (135,714)
DEI               Cogen                                (22,053)
DEI               Kincaid                               (3,810)
DEI               DESCO                                 (6,146)





                                                          Exhibit C


                   SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.

                              FORM U-6B-2

                      Certificate of Notification

                                Filed By

                  Virginia Electric and Power Company

This certificate is notice that the above named company ("Virginia Power") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Series 2002A 5.375% Senior Notes Due 2007 ("Notes").

2.  Issue, renewal or guaranty:

    Issue.

3.  Principal amount of each security:

    $650,000,000.

4.  Rate of interest per annum of each security:

    5.375% per annum.

5.  Date of issue, renewal or guaranty of security:

    January 30, 2002.

6.  If renewal of security, give date of original issue:

    Not applicable.

7.  Date of maturity of each security:

    February 1, 2007.

8. Name of the person to whom each security was issued, renewed or guaranteed:

    The Notes were purchased by Credit Suisse First Boston
    Corporation, JP Morgan, Mizuho International plc,
    SunTrust Robinson Humphrey, and Toyko-Mitsubishi
    International plc, as underwriters to the transaction.

9.  Collateral given with each security, if any:

    None.

10. Consideration received for each security:

    $643,233,500.

11. Application of proceeds of each security:

    Credit Suisse First Boston has purchased approximately $116.8 million aggregate principal of Virginia Power 1997 Series A 6 3/4% First and Refunding Mortgage Bonds that were called for redemption on February 8, 2002. Virginia Power exchanged the mortgage bonds for a portion of the Notes. The mortgage bonds will be retired. The remaining net proceeds from the sale of the Notes were used for redemption of the remainder of the mortgage bonds, general corporate purposes, including the repayment of debt.

12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52.